Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporate Finance
United States Securities And Exchange Commission
Washington, D.C. 20549

7th May 2008

20-F for the period ended December 31, 2007
Filed March 12, 2008
File No. 001-11960

Dear Mr Rosenberg

We have received your letter dated 1st May 2008 and are in the process of addressing the points raised therein. As discussed with Kira Ino by telephone, we do not anticipate that we will be able to respond within the original 10-business day reply period (which would end on 15th May 2008). Accordingly, we are writing to notify you that we anticipate submitting our response by 30th May 2008, in other words, within a 20-business day period. We trust you will find this satisfactory, but should you need further clarification please do not hesitate to contact me on +44 20 7304 5059.

Yours sincerely

Paul Kenyon
Group Financial Controller

1/1